October 18, 2007

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0102

Re:	Fuqi International, Inc. Registration Statement on Form S-1 File No. 333-144290

VIA FACSIMILE

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Merriman Curhan Ford & Co. Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on October 22, 2007, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 2, 2007
(ii)	Dates of distribution: October 3, 2007 - October 19, 2007
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 14
(iv)	Number of prospectuses so distributed: approximately 150
(v)	Number of prospectuses distributed to prospective investors and others: approximately 663

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

/s/ Gregory Wang
Gregory Wang
Principal